Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-279977

Ares Dynamic Credit Allocation Fund, Inc.

Supplement dated June 11, 2026

To

Prospectus and Statement of Additional Information,
each dated August 26, 2024, as supplemented to date

This supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus (the “Prospectus”) and statement of additional information (the “SAI”) of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), each dated August 26, 2024, as supplemented to date. This Supplement is part of, and should be read in conjunction with, the Prospectus and SAI. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 818-5298. Capitalized terms used in this Supplement have the same meanings as in the Prospectus and SAI, unless otherwise stated herein.

On June 11, 2026, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the Securities Act of 1933, as amended, (i) 800,000 Series D Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series D MRP Shares”); and (ii) 1,200,000 Series E Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series E MRP Shares” and together with the Series D MRP Shares, the “MRP Shares”), with the sale and purchase of the MRP Shares to occur at two closings. The first closing (with respect to the Series D MRP Shares) is currently expected to be held on July 14, 2026, and the second closing (with respect to the Series E MRP Shares) is currently expected to be held on September 14, 2026, in each case subject to the satisfaction of customary closing conditions. Total gross proceeds to the Fund from the sale of the MRP Shares following the closing of the transactions described above are anticipated to be $50 million.

Please retain this Supplement with your Prospectus and SAI.